UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. —) *
NetManage, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
641144308

(CUSIP Number)
Dennis R. Cassell, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 4, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	641144308

1	NAMES OF REPORTING PERSONS. Versata Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		969,965

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		969,965

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	969,965

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	641144308

1	NAMES OF REPORTING PERSONS. Trilogy, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		969,965

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		969,965

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	969,965

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	641144308

1	NAMES OF REPORTING PERSONS. Joseph A. Liemandt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		969,965

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		969,965

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	969,965

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

Item 1. Security and Issuer.
     This statement relates to the common stock of NetManage, Inc. The address of the principal executive offices of the issuer is 20883 Stevens Creek Boulevard, Cupertino, California 95014.
Item 2. Identity and Background.
     Reporting Persons: Versata Enterprises, Inc.; Trilogy, Inc.; and Joseph A. Liemandt
     The name of each person filing this statement and the place of organization or citizenship of such reporting person is stated in Items 1 and 6 on the cover page(s) hereto. The principal business of Versata Enterprises, Inc. is providing enterprise software products and services. Versata is a wholly owned subsidiary of Trilogy, Inc. Trilogy may be deemed to control Versata and beneficially own securities owned by Versata. The principal business of Trilogy is providing technology-powered business services. Joseph A. Liemandt (i) is an officer and a director of Versata and the President, Chief Executive Officer, and Chairman of the board of directors of Trilogy and (ii) may be deemed to control each of Versata and Trilogy and beneficially own securities owned by each of Versata and Trilogy. Each of Mr. Liemandt and Diane Liemandt-Reimann, a director of Trilogy and the mother of Mr. Liemandt, own limited partnership interests in a limited partnership that may be deemed to be controlled by Charles I. Frumberg, a director of Trilogy. The present principal occupation of Mr. Liemandt is serving as the President, Chief Executive Officer, and Chairman of the board of directors of Trilogy. The address of the principal office or business address of each reporting person is 6011 West Courtyard Dr., Suite 300, Austin, Texas  78730. During the last five years, no reporting person has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.
     Other Persons
     Charles I. Frumberg, a director of Trilogy, is the managing member of the investment manager of Emancipation Capital Master, Ltd. According to information furnished by Emancipation Capital Master and Mr. Frumberg, each of Emancipation Capital Master and Mr. Frumberg may be deemed to (i) share power to vote or to direct the vote as to, (ii) share power to dispose or to direct the disposition of, and (iii) beneficially own, in each case, 378,897 shares (or 4.0%) of the common stock of the issuer. Each of Emancipation Capital Master and Mr. Frumberg disclaims beneficial ownership of securities owned by the reporting persons and disclaims membership in a group with the reporting persons.
     The information with respect to Emancipation Capital Master and Mr. Frumberg is disclosed herein because Instruction C of Schedule 13D requires information to be given with respect to each director of Trilogy. If any reporting person is deemed to be a member of a group with Emancipation Capital Master or Mr. Frumberg with respect to the issuer or securities of the issuer, each reporting person may be deemed to (i) share power to vote or to direct the vote as to, (ii) share power to dispose or to direct the disposition of, and (iii) beneficially own, in each case, 1,348,862 shares (or 14.1%) of the common stock of the issuer. However, each reporting person disclaims beneficial ownership of securities owned by Emancipation Capital Master or Mr. Frumberg and disclaims membership in a group with Emancipation Capital Master or Mr. Frumberg.
     In determining information with respect to Emancipation Capital Master and Mr. Frumberg, each reporting person has relied upon information set forth in filings with the Commission by Emancipation Capital Master and Mr. Frumberg or other information which such reporting person knows or has reason to know. No reporting person knows or has reason to believe that the information herein concerning any other person is inaccurate or is responsible for the completeness or accuracy of such information.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 3. Source and Amount of Funds or Other Consideration.
     Reporting Persons: Versata Enterprises, Inc.; Trilogy, Inc.; and Joseph A. Liemandt
     Versata used approximately $3,747,869 of Versata’s working capital to purchase the shares of common stock of the issuer reported as beneficially owned by Versata herein.
     Other Persons
     According to Emancipation Capital Master and Mr. Frumberg, the shares beneficially owned by Emancipation Capital Master and Mr. Frumberg were acquired using $1,895,622 of investment funds in accounts under management.
     The information with respect to Emancipation Capital Master and Mr. Frumberg is disclosed herein because Instruction C of Schedule 13D requires information to be given with respect to each director of Trilogy.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 4. Purpose of the Transaction.
     Reporting Persons: Versata Enterprises, Inc.; Trilogy, Inc.; and Joseph A. Liemandt
     The acquisition of securities of the issuer by Versata is for investment purposes.
     Each reporting person has engaged in discussions with the issuer concerning a sale of the issuer or the securities of the issuer. Each reporting person plans and proposes to review their investment in the issuer on a continuing basis. Depending upon the factors discussed below and any other factors that are or become relevant, each reporting person plans and proposes to: acquire additional shares of common stock of the issuer in open market or privately negotiated transactions; sell all or part of the shares in open market or privately negotiated transactions; recommend one or more transactions involving the sale of all or a part of the equity interests in the issuer; make a proposal for the acquisition of all or a part of the equity interests in the issuer; or engage in any combination of the foregoing.
     Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the common stock, the financial condition, results of operations and prospects of the issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each reporting person with respect to the issuer, the foregoing is subject to change at any time, and there can be no assurance that any of the actions set forth above will be taken.
     Other Persons
     According to Emancipation Capital Master and Mr. Frumberg, each of Emancipation Capital Master and Mr. Frumberg originally acquired shares for investment in the ordinary course of business and believe that the shares at current market prices are undervalued and that the maximum value of the issuer may best be realized through a sale of the issuer to a third party. Emancipation Capital Master and Mr. Frumberg have engaged and intend to continue to engage in discussions, as deemed appropriate by Emancipation Capital Master and Mr. Frumberg, with the management and board of directors of the issuer requesting them to give serious consideration to any acquisition proposals. In the ordinary course of their investment business, from time to time, representatives of Emancipation Capital Master and Mr. Frumberg engage in discussions with the management of companies in which they have invested concerning the business and operations of the company and potential approaches to maximizing shareholder value. Emancipation Capital Master and Mr. Frumberg have engaged, and intend to continue to engage, in such discussions with the issuer, other holders of the issuer’s shares and/or third parties.
     According to Emancipation Capital Master and Mr. Frumberg, Emancipation Capital Master and Mr. Frumberg have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth in the preceding paragraph or this paragraph or such as would occur upon completion of any of the actions in either such paragraph. Emancipation Capital Master and Mr. Frumberg intend to review their investment in the issuer on a continuing basis. Depending on various factors including, without limitation, the issuer’s financial position and strategic direction, price levels of the shares, conditions in the securities market and general economic and industry conditions, Emancipation Capital Master and Mr. Frumberg may in the future take such actions with respect to their investment in the issuer as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their shares, hedging their positions and/or otherwise changing their intentions with respect to any and all matters referred to herein.
     The information with respect to Emancipation Capital Master and Mr. Frumberg is disclosed herein because Instruction C of Schedule 13D requires information to be given with respect to each director of Trilogy.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 5. Interest in Securities of the Issuer.
     (a) Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each reporting person is stated in Items 11 and 13 on the cover page(s) hereto.
     (b) Number of shares as to which each reporting person has:
(i)	sole power to vote or to direct the vote:
See Item 7 on the cover page(s) hereto.
(ii)	shared power to vote or to direct the vote:
See Item 8 on the cover page(s) hereto.
(iii)	sole power to dispose or to direct the disposition of:
See Item 9 on the cover page(s) hereto.
(iv)	shared power to dispose or to direct the disposition of:
See Item 10 on the cover page(s) hereto.

     (c)   Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below.

Transaction	Effecting	Shares	Shares	Price		Description
Date	Person(s)	Acquired	Disposed	Per Share		of Transaction
March 4, 2008	Versata Enterprises, Inc.	25,000	0	$3.8400	(1)	Open market purchase
March 4, 2008	Versata Enterprises, Inc.	25,000	0	$3.8250	(1)	Open market purchase
March 4, 2008	Versata Enterprises, Inc.	75,000	0	$3.8100	(1)	Open market purchase
March 4, 2008	Versata Enterprises, Inc.	10,000	0	$3.8500	(1)	Open market purchase
March 5, 2008	Versata Enterprises, Inc.	679,844	0	$3.8100	(2)	Open market purchase

(1)	Excluding commission of $0.05 per share.

(2)	Excluding commission of $0.01 per share.
     Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.
     (d)   Other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock that may be deemed to be beneficially owned by the reporting persons.
     (e)   Not applicable.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as otherwise described herein, no reporting person has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the issuer. To the knowledge of each reporting person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 7. Material to be Filed as Exhibits.
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement and Power of Attorney
99.1	Additional Information

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2008	VERSATA ENTERPRISES, INC.

	By:	/s/ Joseph A. Liemandt

	Name:	Joseph A. Liemandt
	Title:	Assistant Secretary

TRILOGY, INC.

	By:	/s/ Joseph A. Liemandt

	Name:	Joseph A. Liemandt
	Title:	President and Chief Executive Officer

JOSEPH A. LIEMANDT

	By:	/s/ Joseph A. Liemandt

	Name:	Joseph A. Liemandt

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement and Power of Attorney
99.1	Additional Information